Filed by Udemy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Udemy, Inc.

Commission File No.: 001-40956

The following communication was first communicated on an investor conference call on December 17, 2025.

Prepared remarks

Contents

Disclaimers and safe harbor: CAM CAREY

Opening remarks: GREG HART

AI is redefining skills, expectations, and our market opportunity: GREG HART

Greater value, impact, and choice for learners: GREG HART

Comprehensive ecosystem: GREG HART

Accelerate innovation: GREG HART

Global reach: GREG HART

Strengthens financial profile: GREG HART

Transition remarks: GREG HART

Reinforce rationale: HUGO SARRAZIN

Financial profile and synergies: MIKE FOLEY

Closing remarks: GREG HART

Disclaimers and safe harbor: CAM CAREY

•	Good morning. Thank you for joining us to discuss Coursera’s announced combination with Udemy.

•

You can find more information about the transaction, including our press release and investor presentation, on our microsite at courseraandudemy.com, as well as on our Investor Relations website at investor.coursera.com.

•	Joining me today are Greg Hart, CEO of Coursera; Hugo Sarrazin, CEO of Udemy; and Mike Foley, CFO of Coursera.

•	We have allotted thirty minutes for today’s call to walk through the transaction details, followed by a brief Q&A session.

•	Before we begin, I’ll remind you that today’s presentation includes both GAAP and non-GAAP financial measures. A reconciliation can be found in the appendix.

•

The discussion may also contain forward-looking statements regarding the proposed transaction, including expected timing, benefits, and financial impact. Such statements are based on current expectations and assumptions that are subject to a number of risks and uncertainties.

•

Actual results could differ materially. Please refer to the Safe Harbor language in our press release and both companies’ SEC filings for a full discussion. We undertake no obligation to update these statements.

•	With that, Greg, over to you.

Opening remarks: GREG HART

•	Thank you, Cam, and good morning, everyone.

•	This is an exciting day. Coursera has entered into a definitive agreement to combine with Udemy.

•	We are bringing together our global learning ecosystems to create a leading technology platform and redefine skills discovery, development, and mastery for learners and organizations at scale.

•	This year, I have focused on our need to build durable capabilities that drive long-term growth. Today, I will walk you through how this combination accelerates that vision.

•

This is a defining moment for Coursera and Udemy and a transformative step in how we ensure our millions of learners, thousands of enterprise customers, and global community of expert instructors have a platform that keeps pace with technology acceleration.

AI is redefining skills, expectations, and our market opportunity: GREG HART

•	To understand why this combination is necessary now, we must first look at the reality our learners and customers face:

•	The World Economic Forum estimates that 39 percent of key skills will change in the next five years, and;

•	Our own data shows that 86 percent of learners come to Coursera specifically to transform their careers.

•	Learners need guidance on the skills they need to advance their career. Organizations need talent and tools that adapt. Both need a platform as agile as the rapidly evolving labor market

•	This combination unites consumer and enterprise leaders under one roof, creating a platform anchored by five core pillars:

•	Greater Value, Impact and Choice;

•	Leading Platform Capabilities;

•	Accelerated AI-Native Innovation;

•	Enhanced Global Reach and Market Opportunities; and a

•	Stronger Long-Term Financial Profile

•	Let’s start with the first pillar: greater value, impact, and choice.

Greater value, impact, and choice for learners: GREG HART

•	Combining Coursera and Udemy pairs the speed of agility with the rigor of verification.

•

Individually, both are success stories that have benefited more than 270 million learners around the world. Together, we unite two proven operating teams with deep expertise and complementary strengths across the consumer and enterprise segments.

•

Coursera is the world’s most trusted ecosystem for verified learning. We combine incredible technology with a managed marketplace of branded credentials and curated career pathways taught by more than 375 of the world’s top universities and industry leaders.

•

Udemy has built a large enterprise business powered by the world’s most dynamic marketplace for practical skills development. Their content engine, powered by more than 85,000 expert instructors, captures trends at the speed of innovation.

•	United, we can execute at scale in each of our core segments and be in a stronger position to capture the fast-evolving global skilling and talent transformation opportunity.

•	For learners, we can meet their lifelong learning needs, whether it’s a “just-in-time” answer to a coding problem for today, or a Professional Certificate to pivot and advance their career tomorrow.

•

For organizations, we can help drive business outcomes that deliver a higher ROI by offering seamless skilling solutions and deeper, more integrated product experiences that serve the entire workforce.

•	Together, we’ll build a unified system of record that allows leaders to benchmark, develop, and track the skills of their talent across every stage of their career.

Comprehensive ecosystem: GREG HART

•	Second, this combination creates a leading learning platform with powerful capabilities.

•

We are uniting Udemy’s dynamic, AI-powered marketplace and skills acceleration platform with Coursera’s world-class university and industry brands, creating a comprehensive ecosystem to deliver greater value and choice across a broad spectrum of learning needs: technical and soft skills, flexible modalities, and job-relevant credentials spanning all stages of career progression.

•

This is not about aggregating content. It is about equipping the world’s best faculty, industry leaders, and global subject matter experts under one platform, and equipping this powerful community with AI-enhanced tools, data-driven insights, and massively expanded distribution and reach.

•	This allows us to deliver incredible new learning experiences, from AI role-play simulations to personalized coaching and career guidance, at unprecedented speed and scale.

Accelerate innovation: GREG HART

•	Third, we can accelerate innovation.

•

As technology reshapes every industry, speed matters more than ever before. Until now, our companies have been building parallel tracks, investing separately in duplicative features and tools, like AI tutors, authoring, personalization, and assessments.

•	We have made progress, but we can, and must, move faster.

•	Sharing product and data investments accelerates our highly aligned roadmap to become a truly AI-powered skills acceleration platform for the global workforce.

•	We will implement the best features from both platforms, such as Coursera Coach and Udemy’s AI-powered Role Play simulation technology and MCP server.

•	We will join engineering talent to build AI-native experiences that are more personalized, proactive, and integrated directly into the flow of work, and;

•	We will leverage insights from a combined global learner base to deliver and measure verified skills, from discovery to development and mastery, improving both career and business outcomes.

•	We are no longer just maintaining pace with technology; we are innovating on behalf of our learners, customers, and instructors to ensure they stay ahead of it.

Global reach: GREG HART

•	Fourth, this combination delivers enhanced global reach across our platform.

•	Together, we significantly improve our ability to attract, retain, and serve both consumer and enterprise learners.

•	Coursera’s Consumer segment is vibrant and growing at scale.

•	In Q3, we added 7.7 million new registered learners, our highest quarterly additions since 2020, bringing our total learner base to 191 million.

•	Recent growth acceleration has been driven by new marketing, localization, and subscription capabilities with Coursera Plus, a strength we believe can bolster Udemy’s Consumer subscription goals.

•	Conversely, Udemy brings deep Enterprise expertise.

•	Udemy has more than 17,000 customers, which span small businesses to global corporations in nearly every sector and in more than 150 countries.

•

Udemy Business ended Q3 with more than 525 million dollars of annual recurring revenue, and the company generates more than 60 percent of its revenue outside North America, offering greater global diversification in geographies that are highly complementary to Coursera’s business.

•	This also unlocks a powerful network effect for our expert instructors.

•

We are taking Coursera’s world-class offerings and putting them on a vastly expanded stage with Udemy’s Enterprise scale, while giving Udemy’s expert instructors access to Coursera’s large and growing global Consumer learner base.

Strengthens financial profile: GREG HART

•	Finally, this transaction creates a stronger financial profile.

•

Together, our scale allows us to make the right long-term decisions on behalf of our learners, customers, shareholders, and other stakeholders. It also accelerates our strong track record of balancing growth and increased financial leverage in our operating model.

•	Our combined pro forma annual revenue exceeds 1.5 billion dollars over the last twelve months, and this scale allows us to generate meaningful efficiencies, which Mike will detail shortly.

•	Critically, these efficiencies are not just about savings; they are about sharpening our focus and strengthening our capacity for sustained investment in AI-driven innovation and product-led growth.

•	We are building a business that is more predictable, more profitable, and more capable of capturing an important market opportunity.

Transition remarks: GREG HART

•	Before I hand it over, I want to acknowledge the team.

•

I have long admired Udemy. As I looked closer at their business as part of this process, I saw a culture that mirrors our own. They are builders, mission-driven, and motivated by the outcomes and impact we deliver.

•	While our approaches may differ, our vision is identical: we transform lives through learning.

•	Together, we will ensure the world’s learners gain the essential skills to advance their careers while empowering the global workforce to excel in a skills-first future.

•	With that, I will turn the call over to Hugo.

Reinforce rationale: HUGO SARRAZIN

•	Thank you, Greg, and hello everyone.

•	This is a defining moment for Udemy and a pivotal moment for our industry.

•	Greg has already outlined the strategic rationale. I would like to share my excitement and strong conviction that this combination is the right step forward for both companies.

•	Combining Udemy’s enterprise learning platform powered by a dynamic marketplace with Coursera’s academic rigor creates a platform that adapts to industry needs in real-time, with valuable credentials.

•	For the past year, we have been purposeful about our transformation, evolving beyond a marketplace into an AI-powered skill acceleration platform.

•

This solution helps learners master and validate the skills they need to be successful in their careers, while helping enterprise customers bridge skills gaps to achieve desired business outcomes in the AI era. This comprehensive approach positions the combined company to successfully execute to a true AI-powered platform.

•	We recognized that in the AI era, organizations need more than content access; they need a technology solution for skill mastery and validation at scale.

•

That is why this combination with Coursera is so compelling. We are not just bringing together two catalogs; together, we can build the next generation of learning experiences and the global skills infrastructure to transform the workforce.

•

Our capabilities are highly complementary. Udemy brings the agility of an AI-powered enterprise learning platform powered by a dynamic marketplace that captures emerging trends at the speed of innovation. Coursera brings massive global scale and the verified credentials that validate true mastery.

•	By uniting these ecosystems, we bridge the critical gap between immediate, practical skills development and the career-advancing credentials that professional learners need to move forward.

•

The combination delivers agility and credibility; depth and breadth; and speed-to-market and academic rigor. We will create a single, comprehensive solution that scales from individual skill-building to enterprise-wide transformation.

•

This deal is about more than joining catalogs; this is about accelerating innovation. By combining our data, our talent, and our resources, we can execute an AI-powered product roadmap far faster than either could alone.

•

We will leverage our shared insights to deliver personalized, adaptive learning experiences that support career advancement for individuals and integrate directly into the flow of work for enterprise customers. We are grateful to all our customers for their ongoing trust and partnership.

•

For our instructors who are the heart of everything we do at Udemy, this creates a significant opportunity to access next-generation content creation tools and a vastly expanded scale with Coursera’s 191 million learners, allowing them to amplify their reach exponentially and monetize their expertise like never before.

•	For our shareholders, this all-stock transaction offers the opportunity to participate in the significant upside of creating an enhanced platform.

•

To our employees, this combination is a testament to the incredible marketplace and Enterprise business you have built. While our businesses are complementary, what truly unites us is our shared mission.

•	I am incredibly excited about what our combined team and shared strengths will achieve.

•	With that, I will turn the call over to Mike.

Financial profile and synergies: MIKE FOLEY

•	Thanks, Hugo.

•	My focus today will be on the financial framework of the transaction, the significant value it unlocks, and the timeline to completion.

•	First, the pro forma profile. This combination creates a company with significantly enhanced scale. Together, we will have an annual revenue run rate exceeding 1.5 billion dollars.

•	Scale is critical, creating a more balanced, globally diversified revenue mix while opening new growth opportunities. Specifically, this unlocks three primary growth levers:

•	One: A comprehensive product portfolio that drives higher engagement, retention, and lifetime value for learners and customers;

•

Two: Increased Consumer recurring revenue. We intend to support Udemy’s subscription goals by leveraging our marketing capabilities and expertise with Coursera Plus, which has grown to encompass more than half of our Consumer segment revenue.

•	Three: Enterprise expansion, utilizing Udemy’s go-to-market scale, partnership network, and deep customer relationships with over 17,000 organizations.

•	Most importantly, we are combining two companies with strong, improving fundamentals.

•	Each has demonstrated meaningful progress in expanding operating leverage and generating cash flow in recent years.

•

On a trailing twelve-month pro forma basis, the combined company generated gross margin of just over 60 percent and more than 150 million dollars of Adjusted EBITDA, which represents a 10 percent Adjusted EBITDA margin at the outset.

•	Crucially, that margin is before synergies.

•

We have identified 115 million dollars of annual run-rate cost synergies, which we expect to fully realize within 24 months of closing. These will come primarily from operational efficiencies, including optimized go-to-market motions and streamlined G&A expenses.

•

As Greg mentioned, this also accelerates our innovation capacity. By eliminating duplicative technology stacks, we can focus our combined resources on delivering our AI-native product roadmap to our customers at a much faster pace.

•	Regarding the transaction structure, this is an all-stock transaction. Udemy stockholders will receive 0.800 shares of Coursera common stock for each share of Udemy common stock.

•

Upon closing, existing Coursera shareholders are expected to own approximately 59 percent of the combined company, and Udemy shareholders are expected to own approximately 41 percent on a fully diluted basis.

•

On capital allocation, both companies enter this transaction with a healthy balance sheet, and that strength only grows through this combination. On a pro forma basis, the combined company holds nearly 1.2 billion dollars in cash based as of the third quarter 2025.

•

This strength gives us the capacity to invest in organic growth, as well as the optionality to explore additional levers for shareholder returns. To that end, Coursera anticipates executing a sizable share repurchase program following the close.

•	Finally, the timeline. The transaction has been unanimously approved by both Boards. Subject to shareholder and regulatory approvals, we expect to close by the second half of 2026.

•	We look forward to updating you as we move through the process.

•	Greg, back to you for closing comments.

Closing remarks: GREG HART

•	Thanks, Mike.

•	Throughout this year, we laid the groundwork to build new capabilities that start to reimagine our platform experience, focused on helping learners advance their careers.

•	This combination accelerates that vision by uniting our global ecosystems to build a leading technology platform for skills, powered by AI-native experiences and world-class instructors.

•

On day one post-closing, we will be stronger than either company is today, with shared assets that deliver agility and verification; academic rigor and job-relevance; practical skills and trusted credentials.

•	However, this is ultimately about our future velocity. With AI, speed disproportionately matters.

•

By combining our product talent and pooling our data, we can innovate on behalf of our learners and customers faster than ever before, while equipping our expert instructors with next-generation tools to deliver more personalized learning at unprecedented speed and scale.

•	Our goal is simple: to ensure that human potential has a platform to keep pace with the technology that is rapidly changing how we live, learn, and work.

•	The market opportunity is significant and our path is clear.

•	We are creating a company that delivers more value to learners and greater impact for customers, and the foundation for delivering stronger returns for our business and shareholders.

•	I am excited for what we will build together.

•	Now, let’s open the call for questions. Thank you.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Udemy, Inc. (“Udemy”) and Coursera, Inc. (“Coursera”). This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.